

Mail Stop 3030

June 14, 2018

<u>Via E-mail</u>
Lance A. Berry
Chief Financial Officer
Wright Medical Group N.V.
1023 Cherry Road
Memphis, TN 38117

> **Re: Wright Medical Group N.V.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 001-35065**

Dear Mr. Berry:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery